UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 2, 2003
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SHEP TECHNOLOGIES INC.
(FORMERLY INSIDE HOLDINGS INC.)
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(Translation of registrant's name into English)

Suite 880, 609 Granville Street, Vancouver, B.C., Canada
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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Copy of the financial statements for the quarter ended June 30, 2003 as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.a to this filing on Form 6-K.
Exhibit No. ----------- 99.a	Document --------- News Release dated September 2, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By: /S/ Malcolm P. Burke

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Name: Malcolm P. Burke
Title: President and CEO
Date: September 2, 2003

SHEP TECHNOLOGIES INC. ANNOUNCES NEW DEVELOPMENT MILESTONES WITH PI TECHNOLOGY

September 2, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), is pleased to announce the completion of the initial phase of its prototype vehicle development program with Pi Technology ("Pi") and its industry partners, including West Surrey Racing. Pi has provided STI with an extensive milestone report detailing the findings progress on the project to date, and has reported a successful conclusion to this initial phase of development.

This initial phase included a number of initiatives including project set-up activities, confirming the choice of the engine control system, undertaking a detailed assessment of the capabilities of the SHEP System (both in existing implementations and that proposed for the demonstrator vehicle), and the initial design phase. In summary Pi reports:

  the selection of Pi's own OpenECU platform for the development of the prototype vehicle's engine control system. This system was selected for its advantages in autocoding and rapid prototyping while meeting full environmental and packaging requirements;

  the acquisition of an X-type Jaguar for the commencement of OpenECU engine management activities, and the commencement of the OpenECU EMS development work at Pi Technology;

  completion of an initial technology review by West Surrey Racing, who reports that they are confident that an initial 20 to 25% reduction in the overall weight of the SHEP System can be attained, making best use of modern materials and techniques; and

  detailed investigations into SHEP System packaging issues, based on computer models for the X-type Jaguar.

With the completion of initial development, work will now continue through Milestones 1 and 2 which include completion of the project's safety case; verification of system models; calibration of the Jaguar base engine; definition of the hardware-in-the-loop simulation system; and layout of assemblies for lightweight mechanical specifications. Pi expects development work relating to Milestones 1 and 2 to be completed within the next three months. The entire prototype development project calls for the completion of five milestones over the course of 12 months.

About Pi Technology

Based in Cambridge, UK and formed in 1991, Pi Technology specializes in the design and development of advanced electronics and software for the volume automotive and related markets. Pi Technology is now a leading automotive software and engine control system specialist, working with most of the world's leading carmakers and suppliers, and employing more than 140 engineers in its UK and US offices. Pi Technology and its sister company Pi Research, a world leader in electronic systems for motorsport, comprise the Pi Group, which is owned by Ford Motor Company.

About West Surrey Racing Limited

West Surrey Racing Limited is a leading British rapid prototyping and engineering consultancy based in the UK. The engineering and design services of WSR accommodate the requirements of clients in both motorsport and mainstream automotive industries. The company is located near London in a facility housing the Motorsport and Research & Development Divisions, with state-of-the-art CAD systems and engineering facilities all under one roof.  The services of WSR have been established to provide solutions from concept through to production, with total vehicle capability and specialist skills in product packaging, weight reduction and low volume prototype build.

About SHEP Technologies Inc.

SHEP Technologies Inc. owns SHEP Limited, a corporation based in the Isle of Man with operations in England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufacturers, reduced engine and brake wear and tear, together with significant fuel savings and therefore reduced emissions and pollution, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and Tier 1 suppliers to the automotive industry, which are embracing regenerative braking and hydraulic propulsion technologies.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Malcolm P. Burke
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Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, we invite you to visit our website at www.shepinc.com, email investor@shepinc.com
or contact:
Malcolm P. Burke President and Chief Executive Officer Tel: 1-877-689-1515 or 604-689-1515	Mike Marrandino Investor Relations and Corporate Communications Tel: 1-877-689-1515 or 604-689-1515